

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 16, 2015

Via E-mail
Ms. Elizabeth A. Pagliarini
Chief Financial Officer
Summit Healthcare REIT, Inc.
2 South Pointe Drive, Suite 100
Lake Forest, CA 92630

> **Re: Summit Healthcare REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 20, 2015**
> **File No. 0-52566**

Dear Ms. Pagliarini:

We have reviewed your November 30, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Summit Healthcare REIT, Inc.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Notes to Consolidated Statements of Operations

4. Concentration of Risk, page 62

1.   We note your response and your belief that your tenants are unrelated for purposes of determining asset concentration due to the lack of cross-default provisions between the tenants and operator guarantees with respect to any of the tenants. Please tell us what exposure, if any, that the tenant LLCs have to their respective operator should the operator lose licensure or regulatory approval, suffer from financial stress or instability, or cease operations. In your response, tell us if this exposure changes depending upon

whether the operator is principally compensated from private funds or if there is a significant amount of government funding involved. Additionally, tell us whether the tenant LLCs are capable of maintaining operations if operations of their respective operator were to cease or if it is possible that the tenant LLCs might have the financial wherewithal to meet rental obligations if their operator ceased operations.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate & -
   Commodities